UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Legacy Education Alliance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52472J108

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ANTHONY C. HUMPAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER, 3,980,812*
	6	SHARED VOTING POWER – 0
	7	SOLE DISPOSITIVE POWER – 3,980,812*
	8	SHARED DISPOSITIVE POWER – 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 3,980,812*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.186%
12	TYPE OF REPORTING PERSON IN

* Includes shares held by McDowell Sonoran LLC and Pemberton Holdings, LLC which may be deemed to be beneficially owned by Anthony C. Humpage. The address of McDowell Sonoran LLC and Pemberton Holdings LLC is 3225 McLeod Drive, Suite 100, Las Vegas, NV 89121. Includes 25,000 shares of restricted Common Stock that are held in escrow and which vest in three equal annual installments and 11,500 shares of restricted Common Stock that are held in escrow and which vest in two equal annual installments, but which may be voted in the interim.

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEMBERTON HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER, 2,842,819*
	6	SHARED VOTING POWER – 0
	7	SOLE DISPOSITIVE POWER – 2,842,819*
	8	SHARED DISPOSITIVE POWER – 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 2,842,819*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.273%
12	TYPE OF REPORTING PERSON OO

* Includes shares held by Pemberton Holdings, LLC which may be deemed to be beneficially owned by Anthony C. Humpage. The address of Pemberton Holdings LLC is 3225 McLeod Drive, Suite 100, Las Vegas, NV 89121.

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MCDOWELL SONORAN LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER, 196,000*
	6	SHARED VOTING POWER – 0
	7	SOLE DISPOSITIVE POWER – 196,000*
	8	SHARED DISPOSITIVE POWER – 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 196,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.846%
12	TYPE OF REPORTING PERSON OO

* Includes shares held by McDowell Sonoran LLC which may be deemed to be beneficially owned by Anthony C. Humpage. The address of McDowell Sonoran LLC is 3225 McLeod Drive, Suite 100, Las Vegas, NV 89121.

ITEM 1 (a) NAME OF ISSUER:

LEGACY EDUCATION ALLIANCE, INC.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1612 CAPE CORAL PARKWAY EAST, CAPE CORAL, FL 33904

ITEM 2 (a) NAME OF PERSON FILING:

ANTHONY C. HUMPAGE; PEMBERTON HOLDINGS, LLC; MCDOWELL SONORAN LLC. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of Anthony C. Humpage is 1612 CAPE CORAL PARKWAY EAST, CAPE CORAL, FL 33904. The business address of Pemberton Holdings, LLC and McDowell Sonoran LLC is 3225 MCLEOD DRIVE, SUITE 100, LAS VEGAS, NV 89121.

ITEM 2 (c) CITIZENSHIP:

REFERENCE IS MADE TO ITEM 4 OF PAGES 2-3 OF THIS SCHEDULE 13G, WHICH ITEMS ARE INCORPORATED BY REFERENCE HEREIN.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

COMMON STOCK, $.0001 PAR VALUE PER SHARE

ITEM 2 (e) CUSIP NUMBER:

52472J108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a) (19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4 OWNERSHIP

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 23,162,502 shares of Common Stock issued and outstanding as of November 13, 2019 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019, and includes a total of 36,500 unvested shares of restricted Common Stock that are held in escrow but which may be voted in the interim.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

NOT APPLICABLE

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13th 2020
(Date)

/s/ ANTHONY C. HUMPAGE
ANTHONY C. HUMPAGE

Index of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated February 13, 2020, by and among the Reporting Persons.